[Smart Online, Inc. Letterhead]

October 22, 2008

Via Edgar	Reference Number: 20081015
Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Smart Online, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed on March 25, 2008
Form 10-Q for the Quarter Ended June 30, 2008
File No. 001-32634

Dear Mr. Krikorian:

As our outside legal counsel at Smith Anderson discussed with Ms. Tangen of your office, this letter is to confirm to you that Smart Online, Inc. (the “Company”) is in receipt of your comment letter dated October 15, 2008, with respect to the above-referenced filing made by the Company with the Securities and Exchange Commission (the “Commission”), and to further inform you that the Company intends to respond in writing to each of the comments contained therein on November 18, 2008. The Company needs the additional time to respond because it is in the middle of preparing its quarterly report for the third quarter for filing with the Commission and again, it has a recently appointed Chief Financial Officer who was not involved with drafting the above-referenced Form 10-K filing. In addition, the Company will likely need to consult again with the person serving as Chief Financial Officer at the time the above-referenced Form 10-K filing was made in order to provide complete and accurate responses.

If you have any questions, please do not hesitate to contact me by phone ((919) 237-4200) or email (david.colburn@smartonline.com).

Sincerely,

/s/ David E. Colburn

David E. Colburn
President and Chief Executive Officer